Integrated Performance Systems, Inc.
                               901 Hensley Lane
                              Wylie, Texas 75098


                               August 25, 2006



 United States Security and Exchange Commission
 Division of Corporate Finance
 Attn: Ms. Peggy Fisher, Assistant Director
 Mail Stop 6010
 Washington, D.C. 20549

 Re: Integrated Performance Systems, Inc. (the "Company"), file no. 000-37094

 Dear Ms. Fisher:

      This letter responds to the questions asked and issues raised in the letter of August 11, 2006 concerning the Commission's review of the
 Company's preliminary proxy statement on Schedule 14A filed with the Commission on July 27, 2006 (the "Proxy Statement"). All capitalized terms not defined herein have those definitions ascribed to them in the Company's Proxy Statement.

      1. Tell us why you have not registered this transaction under the Securities Act as it appears the transaction may be subject to Rule 145. In responding, please tell us the legal authority upon which you rely.

      The proposed Reincorporation of the Company from New York to Delaware is a statutory merger for the sole purpose of changing the Company's domicile within the United States. The proposed Reincorporation does not involve an "offer, offer to sell, offer for sale or sale" under the exception provided in Rule 145(a)(2) promulgated under the Securities Act, and the shareholders will receive the same class of securities in a corporation that owns the same assets and operates the same business, whether domiciled in New York or Delaware.


      The proposed Reverse Stock Split merely converts stock in the pre-Reincorporation New York Company into stock of the post-Reincorporation Delaware Company while reducing the number of issued and outstanding shares to simplify the capital structure. The proposed Reverse Stock Split falls under the exception provided in Rule 145(a)(1). The shareholders will receive the same class of securities in a corporation that owns the same assets and operates the same business, just with fewer shares issued and outstanding.

      The proposed Restructuring does not include a transfer of assets as described in Rule 145(a)(3) and so that paragraph is therefore not applicable.


      2. The proposal (approval of the restructuring) combines several separate matters in a single proposal. For example, we note your disclosure that by approving the proposal, shareholders will be approving the following:

 *    The reverse stock split,

 *    The reincorporation in Delaware,

 * The Delaware certificate, including a decrease in the number of authorized shares of common stock,

 * The continuation of the incumbent board until the next annual meeting, and

 * The issuance of 40 shares of common stock for each share of preferred stock.


      We will revise the proxy statement and the form of proxy to permit the shareholders to vote separately on the proposed Reincorporation, the proposed Reverse Stock Split, and the changes to the certificate of incorporation effected by adoption of the Delaware Certificate. We believe that each proposed action will pass, because Brad Jacoby, the Chief Executive Officer and Chairman of the Board of Directors of the Company, controls more than 76% of the votes and no proposal requires a vote of greater than 66 2/3 % to be approved.

      No new directors are being elected. A vote in favor of the proposed Reincorporation has several effects, inter alia the continuation of the incumbent board until the next annual meeting of shareholders, at which time the shareholders will be asked to elect directors.

      The issuance of 40 shares of common stock of the Delaware Company for each share of preferred stock of the New York Company is not a matter to be voted on by the shareholders. All of the shares of preferred stock are owned by one person, and his conversion rights are contractual and not subject to approval or rejection by the other shareholders. In other words, he may convert his shares of preferred stock into common stock at any time at his discretion. We have disclosed the proposed conversion in this proxy statement to notify shareholders of the intent of the majority shareholder to convert his preferred stock to common stock in conjunction with the Reincorporation and Reverse Stock Split.

      This hereby certifies that the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement. The Company understands that staff changes or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Proxy Statement, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

      We intend to file a revised proxy statement after we have adequately addressed your concerns set forth in Question 1. If you have any questions or comments, please contact Brad Peters, Chief Financial Officer of the Company, at 214-291-1427 or Rick Stark, counsel for the Company, at 214-777-4260.

                               Very truly yours,


                               INTEGRATED PERFORMANCE SYSTEMS, INC.


                               By:  /s/ Brad Jacoby
                                    Brad Jacoby
                                    Chief Executive Officer and Chairman


 cc:  Mr. Patrick V. Stark, fax: (214) 777-4299